SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RESOLUTIONS OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

Rio de Janeiro, April 22, 2010 – Petróleo Brasileiro S.A. - Petrobras announces that the Ordinary and Extraordinary General Meetings held on April 22, 2010, at 3:00 pm in the auditorium of the Company's head office building at Av. República do Chile, nº 65, 1st floor, in the City of Rio de Janeiro (RJ), approved the following items:

GENERAL ORDINARY MEETING

I.	Management Report and Financial Statements with Fiscal Council’s Opinion for the fiscal year 2009;
II.	Capital Expenditure Budget for fiscal year 2010, in the amount of R$ 58.031.450.298, as detailed below:

(in R$)
Investments	54.128.191.965
Capital increases in subsidiaries and other companies	3.903.258.333
2010 capital budget	58.031.450.298

Investments	44.015.757.177
Capital Increases	3.903.258.333
Own resources	47.919.015.510

Third Party resources	10.112.434.788

Out of the budget, 48.2% will be invested in the Exploration and Production segment, 44.0%% in the Downstream segment, 3.0% in the Gas & Energy and 4.8% in other business areas.

III.	Distribution of results for the fiscal year 2009, as follows:

	Destination	2009(R$)
	Net Income for the Period	29.313.418
	Legal reserve (5%)	(1.465.671)
	Tax Incentive Reserve	(554.447)
	Statutory reserves	394.834
	Revaluation Reserves	9.934
	Total	26.908.400

	Dividends – 30.53% (R$0.95 per share)	8.335.373
	Interests on own capital	7.194.743
	Dividend	1.140.630
	Profits appropriated in the capital	18.573.027

Dividends Payment Schedule:

• R$ 2.632.223.022,00 (two billion, six hundred and thirty two million, two hundred and twenty three thousand, and twenty two reais), equivalent to R$ 0.30 (thirty cents) per share, as interest on own capital, paid in November 30, 2009 based on the shareholding position as of July 3, 2009;

• R$ 1.754.815.348,00 (one billion, seven hundred and fifty four million, eight hundred and fifteen thousand, and three hundred and forty eight reais), equivalent to R$ 0.20 (twenty cents) per share, as interest on own capital, paid in December 21, 2009 based on the shareholding position as of September 30, 2009;

• R$ 1.754.815.348,00 (one billion, seven hundred and fifty four million, eight hundred and fifteen thousand, and three hundred and forty eight reais), equivalent to R$ 0.20 (twenty cents) per share, as interest on own capital, paid in December 29, 2009 based on the shareholding position as of December 18, 2009;

• R$ 2.193.519.185,00 (two billion, one hundred and ninety three million, five hundred and nineteen thousand, and one hundred and eighty five reais), equivalent to R$ 0.25 (twenty five cents) per share divided as follow: R$ 0.12 (twenty cents) per share as interest on own capital and R$ 0.13 (thirteen cents) per share as dividends. This payment will be done by June 22, 2010, based on the shareholding position as of April 22, 2010.

IV. Election of the following as Members of the Board of Directors (Click here to check the curriculum of the members)

BOARD OF DIRECTORS

Representing the Majority Shareholders

Mr. GUIDO MANTEGA
Mr. FRANCISCO ROBERTO DE ALBUQUERQUE
Mr. JOSÉ SERGIO GABRIELLI DE AZEVEDO
Mr. LUCIANO GALVÃO COUTINHO
Mr. MÁRCIO PEREIRA ZIMMERMANN
Mr. SERGIO FRANKLIN QUINTELLA
Mr. SILAS RONDEAU CAVALCANTI SILVA

Representing the Minority Ordinary Shareholders

Mr. FABIO COLLETTI BARBOSA

Representing the Preferred Shareholders

Mr. JORGE GERDAU JOHANNPETER

V. Election of the Mr. GUIDO MANTEGA as Chairman of the Board of Directors as per art. 18 of the Company’s Bylaws;

VI. Election of the following as Members of the Fiscal Council and their respective substitutes:

FISCAL COUNCIL (Click here to check the curriculum of the members)

Representing the Majority Shareholders

Mr. MARCUS PEREIRA AUCÉLIO – as Member and Mr. PAULO FONTOURA VALLE as deputy.

Mr. TÚLIO LUIZ ZAMIN – as Member and Mr. RICARDO DE PAULA MONTEIRO as deputy.

Ms. CESAR ACOSTA RACH – as Member and Mr. EDSON FREITAS DE OLIVEIRA as deputy.

Representing the Minority Ordinary Shareholders

Mr. NELSON ROCHA AUGUSTO – as Member and Ms. MARIA AUXILIADORA ALVES DA SILVA as deputy.

Representing the Preferred Shareholders

Ms. MARIA LÚCIA DE OLIVEIRA FALCÓN – as Member and Mr. CELSO BARRETO NETO as deputy.

VII. Establishing the global remuneration of the members of the Board of Director and Executive Directors up to R$ 10.714.500 (ten million, seven hundred and fourteen thousand, five hundred reais), to the period between April 2010 and March 2011. In the case of the Executive Directors it is considering monthly honorary fees, vacation gratuity, Christmas bonus (13th wage) as well as their profit sharing pursuant to Articles 41 and 56 of the Company’s Bylaws.

Limiting the monthly income of the members of the Board of Directors and Fiscal Board in 10% of the average monthly income of the Executive Directors, excluding vacation gratuity, profit sharing, performance bonus and other benefits.

The Annex I provide some detailed information about the remuneration of the Board members and Executive Directors for 12 months period.

GENERAL EXTRAORDINARY MEETING

I. Increase in the Capital Stock through the incorporation of part of the revenue reserves and profit reserves, amounting to R$ 6,142 million, increasing the capital stock from R$ 78,967 million to R$ 85,109 million without any change to the number of ordinary and preferred shares pursuant to Article 40, Item III, of the Company's Bylaws, and as a consequence, the modification of the article 4º of the Company’s Bylaws.

II. The waiver of the preference right at the Quattor Participações S.A. equity issuance, as a result of the acquisition of the stakes held by União de Indústrias Petroquímicas S.A.

Annex I

Remuneration of the Board members and Executive Directors

	NUMBER OF MEMBERS
Executive Directors	Board of Directors	Fiscal Board
7	9*	5

* The CEO is also member of Petrobras’ Board of Directors. However, this position is not remunerated. Thus, the Board of Directors´ remuneration amount considers 8 members.

TOTAL ANNUAL REMUNERATION *

	Executive			Total
	Directors	Board of Directors	Fiscal Board
Fixed Remuneration
Salary	R$ 5.602.859,06	R$ 640.326,75	R$ 400.204,22	R$ 6.643.390,03
Christmas Bonus (13th salary)	R$ 505.813,67	R$ 53.360,56	R$ 33.350,35	R$ 592.524,58
Vacation Bonus	R$ 466.904,92	NP	NP	R$ 466.904,92
Other Benefits	R$ 176.801,52	NP	NP	R$ 176.801,52
Variable Remuneration
Profit Sharing	R$ 1.867.619,69	NP	NP	R$ 1.867.619,69
Bonus	R$ 1.400.714,77	NP	NP	R$ 1.400.714,77
Stock Options Bonus	NP	NP	NP	NP
Other Benefits	NP	NP	NP	NP
TOTAL	R$ 10.020.713,62	R$ 693.687,31	R$ 433.554,57	R$ 11.147.955,51
* 12 months between April 2010 and March 2011 / NP = Not Practiced

TOTAL ANNUAL VARIABLE REMUNERATION *

	Executive Directors	Board of Directors	Fiscal Board
Bonus
Minimum	R$ 466.904,92	NP	NP
Maximum	R$ 1.400.714,77	NP	NP
Profit Sharing
Minimum	R$ 466.904,92	NP	NP
Maximum	R$ 1.867.619,69	NP	NP

*	12 months between April 2010 and March 2011 / NP = Not Practiced

ANNUAL INDIVIDUAL REMUNERATION *

	Executive Directors	Board of Directors	Fiscal Board
Maximum	R$ 1.621.316,09	R$ 86.710,91	R$ 86.710,91
Minimum	R$ 1.396.299,59	R$ 86.710,91	R$ 86.710,91
Average	R$ 1.431.530,52	R$ 86.710,91	R$ 86.710,91
* 12 months between April 2010 and March 2011

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2010

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.